Exhibit 99.1

The Stars Group Reports Second Quarter 2019 Results; Updates 2019 Full Year Guidance; Appoints New Independent Director

TORONTO, August 12, 2019 – The Stars Group Inc. (NASDAQ: TSG)(TSX: TSGI) today reported its financial results for the second quarter ended June 30, 2019, provided updated 2019 full year guidance ranges, announced the appointment of an additional independent director to its Board of Directors, and provided certain additional highlights and updates. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“The second quarter underpinned the success of last year's acquisitions, particularly with the record performance of Sky Betting & Gaming and our increasing product and geographic diversification, as we continue to transform and position the business to execute on our strategy for strong, sustainable future growth,” said Rafi Ashkenazi, The Stars Group’s Chief Executive Officer.

“2019 has been and remains a year of integration, execution and debt reduction,” said Mr. Ashkenazi. “We are committed to those key strategic priorities for the rest of the year while we also build our foundation and momentum to become a market leader in the U.S. We are confident that the actions we have taken over the last year, and are pursuing now, including to reassess our fixed cost base, put us in a strong position to deliver our mid-term growth targets from the end of 2019,” concluded Mr. Ashkenazi.

Second Quarter 2019 Summary

Consolidated

	Three Months Ended June 30,			Six Months Ended June 30,
In thousands of U.S. Dollars (except percentages and per share amounts)	2019	2018	% Change	2019	2018	% Change
Total revenue	637,618	411,512	54.9%	1,218,002	804,403	51.4%
Gross profit (excluding depreciation and amortization)	463,708	327,875	41.4%	881,456	640,502	37.6%
Operating income	93,955	1,064	8,730.4%	155,492	114,931	35.3%
Net earnings (loss)	4,629	(154,824)	103.0%	32,287	(80,463)	140.1%
Adjusted Net Earnings ¹	137,469	131,023	4.9%	243,069	269,785	(9.9)%
Adjusted EBITDA ¹	236,734	168,271	40.7%	432,089	343,293	25.9%
Adjusted EBITDA Margin ¹	37.1%	40.9%	(9.3)%	35.5%	42.7%	(16.9)%
Diluted earnings (loss) per Common Share ($/Share)	0.02	(1.01)	101.7%	0.12	(0.52)	122.6%
Adjusted Diluted Net Earnings per Share ($/Share) ¹	0.48	0.60	(19.4)%	0.87	1.27	(31.6)%

Net cash inflows from operating activities	173,208	164,011	5.6%	283,593	296,080	(4.2)%
Free Cash Flow ¹	84,820	84,856	—%	47,307	167,115	(71.7)%

As at	June 30, 2019	December 31, 2018	% Change
Long-term debt - principal	5,195,398	5,666,075	(8.3)%
Long-term debt - carrying value	5,088,915	5,446,958	(6.6)%
Cash - operational	339,239	392,853	(13.6)%
_____________________________

[1]
Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•
Revenue – Revenue for the quarter increased primarily as a result of the contribution from Sky Betting & Gaming, which The Stars Group acquired in July 2018. During the quarter, online sports betting was The Stars Group’s largest product vertical (36% versus 20% in 2018), followed by online casino (31% versus 25% in 2018) and online poker (30% versus 53% in 2018), while 79% of consolidated revenues were derived from locally regulated or taxed markets (61% in 2018). Additional segment specific factors impacting revenue are described below.

•
Debt and Cash – During the quarter, The Stars Group prepaid $250 million outstanding on its USD first lien term loan, and ended the quarter with approximately $339.2 million in operational cash and $5.1 billion of debt on its balance sheet, resulting in Net Debt of $4.7 billion.

•
FOX Bet – In May, The Stars Group and FOX Sports announced plans to launch FOX Bet, the first-of-its kind national media and sports wagering partnership in the United States. In addition to a commercial agreement of up to 25 years and associated product launches, including real-money and free-to-play games, FOX also acquired 4.99% of The Stars Group’s then-issued and outstanding common shares for aggregate proceeds of $236.0 million. FOX Bet currently remains on track to launch in applicable states prior to the start of the NFL season.

•
U.S. Market Access Update – In July, The Stars Group announced agreements with Penn National Gaming and the Akwesasne Mohawk Casino Resort in New York, providing market access for online betting and gaming in up to ten states and extending The Stars Group’s aggregate market access to up to 20 states, subject to license availability, state law and regulatory approvals.

•
Appointment of Independent Director – The Board appointed John Schappert, effective August 12, 2019, as a new independent director and member of the Board’s Compensation and Technology Committees.  Mr. Schappert, 49, has served as the Chairman and Chief Executive Officer of Shiver Entertainment, a private company that develops video game software for consoles (PlayStation 4, Xbox One, Nintendo Switch), PC, and mobile phones and tablets, since 2012. Mr. Schappert also currently serves as the Chairman of Motorsport Games, a private company that develops and publishes video games, and Pipeworks Studios, a private company that develops video games and software, since 2019 and 2018, respectively. Prior to this, Mr. Schappert served as the Chief Operating Officer for Zynga Inc. (Nasdaq: ZNGA) from 2011 to 2012 and served on its board of directors during that time. Mr. Schappert also previously served as the Chief Operating Officer for Electronic Arts Inc. (Nasdaq: EA) from 2009 to 2011, and was Corporate Vice President of Microsoft Corporation’s (Nasdaq: MSFT) Interactive Entertainment Business unit from 2007 to 2009. From 1998 until 2007, Mr. Schappert held several positions for various divisions of EA, including Vice President and General Manager of Electronic Arts Tiburon from 1998 until 2002, Senior Vice President and Group General Manager of Electronic Arts Canada from 2002 until 2006, and Executive Vice President and Chief Operating Officer of Worldwide Studios from 2006 until 2007. Mr. Schappert founded Tiburon Entertainment, the developer of the Madden NFL video game franchise, in 1994 and served as President and Chief Executive Officer until 1998, when it was acquired by EA. From 1991 until 1994, Mr. Schappert was a software engineer and game developer for Visual Concepts. Mr. Schappert earned an Associates of Arts degree from Miami Dade Community College in Miami, Florida.

•
Technology Committee of the Board – On August 8, 2019, the Board established a standing Technology Committee of independent directors, which will have certain oversight and monitoring responsibilities with respect to technology-related risks and the overall role of technology in executing The Stars Group’s business strategy. The Technology Committee is currently comprised of Eugene Roman, John Schappert and Mary Turner, with Mr. Roman serving as the chair.

.

International

	Three Months Ended June 30,			Six Months Ended June 30,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018	% Change	2019	2018	% Change
Stakes	249,276	248,572	0.3%	524,535	471,557	11.2%
Betting Net Win Margin (%)	7.3%	7.9%	(7.6)%	7.3%	7.7%	(5.2)%

Revenue
Poker	191,496	216,986	(11.7)%	405,645	462,856	(12.4)%
Poker Constant Currency Revenue	201,830	216,986	(7.0)%	436,686	462,856	(5.7)%
Gaming	104,300	101,941	2.3%	203,208	208,651	(2.6)%
Gaming Constant Currency Revenue	111,058	101,941	8.9%	219,170	208,651	5.0%
Betting	18,284	19,635	(6.9)%	38,333	36,321	5.5%
Betting Constant Currency Revenue	18,425	19,635	(6.2)%	40,330	36,321	11.0%
Other	7,792	11,673	(33.2)%	15,299	24,173	(36.7)%
Other Constant Currency Revenue	10,126	11,673	(13.3)%	18,299	24,173	(24.3)%
Total revenue	321,872	350,235	(8.1)%	662,485	732,001	(9.5)%
Constant Currency Revenue	341,439	350,235	(2.5)%	714,485	732,001	(2.4)%

QAUs (millions)	1.9	2.0	(4.9)%
QNY ($/QAU)	163	167	(2.4)%
Constant Currency Revenue QNY	172	167	2.9%

Gross profit (excluding depreciation and amortization)	248,911	281,076	(11.4)%	509,353	585,922	(13.1)%
Gross profit margin (%)	77.3%	80.3%	(3.7)%	76.9%	80.0%	(3.9)%

General and administrative	107,259	106,447	0.8%	206,234	211,667	(2.6)%
Sales and marketing ¹	36,863	42,255	(12.8)%	77,145	87,224	(11.6)%
Research and development	9,287	8,358	11.1%	15,889	16,177	(1.8)%
Operating income	95,502	124,016	(23.0)%	210,085	270,854	(22.4)%

Adjusted EBITDA [2]	143,223	164,467	(12.9)%	302,563	350,874	(13.8)%
Adjusted EBITDA Margin (%) [2]	44.5%	46.9%	(5.1)%	45.7%	47.9%	(4.6)%

Net Deposits (millions)	307	322	(4.7)%
_____________________________
1 Sales and marketing includes $1.2 million and $2.7 million for the three and six months ended June 30, 2019, respectively, that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the United Kingdom segment.
2 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•
Poker – Poker revenue for the quarter decreased year-over-year primarily as a result of adverse foreign exchange fluctuations and continued disruptions and regulatory headwinds in certain markets, including reduced deposits by customers as a result of local restrictions on some methods of payment processing and on certain methods of downloading The Stars Group’s poker applications, which was partially offset by continued organic growth in most other markets.

•
Gaming – Gaming revenue for the quarter increased year-over-year primarily as a result of organic growth in most markets, but was adversely impacted by foreign exchange fluctuations. Organic growth from recently launched products, including "Spin of the Day" and the continued roll-out of new casino games, more than offset the impact of exited markets, notably Switzerland (gaming and betting) and Slovakia (gaming, betting and poker) during the first quarter, and regulatory disruptions in certain markets, including local restrictions on some methods of payment processing.

•
Betting – Betting revenues for the quarter decreased year-over-year primarily as a result of a lower Betting Net Win Margin and adverse foreign exchange fluctuations. Stakes, however, were stable year-over-year with underlying growth offset by the positive impact of the FIFA World Cup in the prior year period and adverse foreign exchange fluctuations.

•	Customers – QAUs decreased primarily due to reduced activity in certain markets and the closure of certain markets, each as noted above.

•
International Senior Management Appointments – In July, The Stars Group appointed Gino Appiotti as President of the International segment, having previously served as its Managing Director of Poker. Mr. Appiotti has served The Stars Group in various senior capacities since 2011 and will report to Mr. Ashkenazi. In addition, Severin Rasset was appointed Managing Director & Commercial Officer of Poker, previously serving as Director of Poker Innovation and Operations, and Asaf Noifeld was appointed Managing Director of Casino, previously serving as Director of Casino Product, Innovation and Operations, and succeeding Bo Wanghammar, who will assume a new, broader strategic advisor role to the International segment.

United Kingdom

	Three Months Ended June 30,			Six Months Ended June 30,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018	% Change	2019	2018	% Change
Stakes	1,507,379	—	—%	3,012,351	—	—%
Betting Net Win Margin (%)	9.7%	—%	—%	7.3%	—%	—%

Revenue
Poker	2,714	—	—%	6,004	—	—%
Gaming	92,591	—	—%	182,894	—	—%
Betting	146,443	—	—%	220,940	—	—%
Other ¹	11,128	—	—%	22,135	—	—%
Total revenue	252,876	—	—%	431,973	—	—%

QAUs (millions)	2.2	—	—%
QNY ($/QAU)	112	—	—%

Gross profit (excluding depreciation and amortization)	177,621	—	—%	299,146	—	—%
Gross profit margin (%)	70.2%	—%	—%	69.3%	—%	—%

General and administrative	108,488	—	—%	217,075	—	—%
Sales and marketing	30,717	—	—%	65,311	—	—%
Research and development	3,535	—	—%	7,871	—	—%
Operating income	34,881	—	—%	8,889	—	—%

Adjusted EBITDA [2]	101,053	—	—%	143,272	—	—%
Adjusted EBITDA Margin (%) [2]	40.0%	—%	—%	33.2%	—%	—%
____________________________
1 Other revenue includes $1.2 million and $2.7 million for the three and six months ended June 30, 2019, respectively, that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the International segment.
2 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•
Revenue - Revenue for the quarter, which on a local currency (Great Britain pound sterling) basis was a Sky Betting & Gaming record, was primarily driven by strong growth in QAUs and Stakes, largely as a result of the success of investments in promotional activity in the first quarter, including during the Cheltenham Festival, one of the U.K.’s most popular horse racing events. Betting Net Win Margin was 9.7%, slightly above the historical long-term average of approximately 9%.

•
Customers - Record QAUs and Stakes in the quarter, which were primarily a result of the successful promotional activity and ongoing product innovation and improvements across betting and gaming offerings, in each case exceeding the positive impact of the FIFA World Cup in the prior year period. Stakes continued to see strong growth from increased new customer engagement, while QAUs also continued to benefit from the on-going roll-out of personalized promotions and new and exclusive content across the Sky Betting & Gaming brands, including the recent launches of Sky Bingo Arcade and Sky Lotto, a new free-to-play game.

Australia

	Three Months Ended June 30,			Six Months Ended June 30,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018 ¹	% Change	2019	2018 ¹	% Change
Stakes	742,312	710,269	4.5%	1,496,638	867,726	72.5%
Betting Net Win Margin (%)	8.5%	8.6%	(1.2)%	8.3%	8.3%	—%

Revenue
Betting	63,226	61,277	3.2%	124,346	72,402	71.7%
Other	844	—	—%	1,898	—	—%
Total revenue	64,070	61,277	4.6%	126,244	72,402	74.4%

QAUs (millions)	0.21	—	—%
QNY ($/QAU)	295	—	—%

Gross profit (excluding depreciation and amortization)	38,376	46,799	(18.0)%	75,657	54,435	39.0%
Gross profit margin (%)	59.9%	76.4%	(21.6)%	59.9%	75.2%	(20.3)%

General and administrative	28,821	40,270	(28.4)%	54,903	44,607	23.1%
Sales and marketing	13,304	12,262	8.5%	24,068	16,473	46.1%
Research and development	576	768	(25.0)%	2,149	984	118.4%
Operating loss	(4,325)	(6,501)	33.5%	(5,463)	(7,629)	28.4%

Adjusted EBITDA [2]	7,192	13,489	(46.7)%	15,822	12,643	25.1%
Adjusted EBITDA Margin (%) [2]	11.2%	22.0%	(49.1)%	12.5%	17.4%	(28.2)%
_____________________________
1 The Stars Group acquired 62% of BetEasy on February 27, 2018 and a further 18% on April 24, 2018, with BetEasy acquiring William Hill Australia on the same day.
2 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•
Revenue – Revenue for the quarter increased year-over-year primarily as a result of Stakes growth driven by the migration of customers of the former William Hill Australia business to the BetEasy platform and the launch of MyRewards towards the end of the first quarter. This was partially offset by the positive impact of the FIFA World Cup in the prior year period. Betting Net Win Margin of 8.5% was in line with the long-term historical average.

•
Customers – QAUs improved from the prior quarter driven by continued player acquisition, but decreased from the prior year period primarily as a result of the migration of customers of the former William Hill Australia business to the BetEasy platform beginning in August 2018, and an increased focus on high-value, recreational customers. QNY benefited from encouraging results from the continued roll-out of MyRewards, allowing for targeted, personalized promotions.

•
Kayo Sports – In May 2019, BetEasy announced a new partnership with Kayo Sports to become the exclusive wagering partner of the Australian multi-sport streaming service. Under the two-year agreement, BetEasy and Kayo will work together to deliver innovative content, statistics and promotional integrations that deepen engagement and enhance the wagering and viewing experience for Australian customers.

For additional information regarding The Stars Group’s reporting segments and major lines of operations, please see The Stars Group’s interim condensed consolidated financial statements for the three and six months ended June 30, 2019 (the “Q2 2019 Financial Statements”), including note 5 therein, and management’s discussion and analysis thereon (the “Q2 2019 MD&A”).

2019 Updated Full Year Guidance

The Stars Group is updating its 2019 full year consolidated financial guidance ranges as follows:

•	Revenue of between $2,500 and $2,575 million (previously $2,640 and $2,765 million);

•	Adjusted EBITDA of between $905 and $930 million (previously $960 and $1,010 million); and

•	Adjusted Diluted Net Earnings per Share of between $1.68 and $1.83 (previously $1.87 and $2.11).

In addition to the updated assumptions detailed below, the expected revenue and Adjusted EBITDA ranges reflect the impact of negative foreign exchange fluctuations, a historically low Betting Net Win Margin in the first quarter for the United Kingdom segment, the slower than planned recovery in certain disrupted markets and some delays in launching The Stars Group’s newly licensed operations in certain jurisdictions, such as Switzerland.

In addition to approximately $15 million for negative foreign exchange fluctuations, the expected Adjusted EBITDA range also reflects the impact of the following factors:

•	Approximately $40 million for The Stars Group’s investment in FOX Bet and its U.S. operations; and

•
An offsetting underlying improvement in operations, primarily driven by an operational excellence program to streamline certain fixed costs and currently expected sequential improvements in disrupted markets.

The Stars Group continues to expect to achieve the medium-term financial and leverage target ranges set out in its news release on March 27, 2019, but now over the three to five year period from the updated 2019 financial guidance ranges above.

In addition, to provide further clarity with respect to certain key assumptions and the impact of its 2018 acquisitions on its full year 2019 expected results, The Stars Group is also updating information for certain financial items, which unless noted below remain unchanged from the previously announced ranges:

•	Depreciation and amortization (excluding purchase price allocation amortization) of between $75 and $85 million;

•	Cash interest expense of between $280 and $290 million (previously between $290 and $300 million);

•	Effective tax rate (applied to Adjusted EBITDA less cash interest expense and non-purchase price allocation related depreciation and amortization) of approximately 10% (previously between 8% and 10%);

•	Diluted Shares of 283 million (previously 277 million); and

•
Capital expenditures, which includes estimated spend on intangible assets, property, plant and equipment and certain development costs, of approximately $150 million (previously between $110 and $150 million)

These unaudited expected results, targets and other information reflect management’s view of current and future market and business conditions, including certain accounting assumptions and, other than as noted directly above or below, assumptions of (i) expected Betting Net Win Margin of approximately 8.5% (with the remainder of the year and the medium-term targets unchanged from the previous estimates of approximately 9%), (ii) no further material changes in the current challenging operating conditions in certain markets from prior regulatory changes, including constraints on payment processing and accessing certain products, and no material changes to current expectations with respect to certain macroeconomic or political events, including Brexit, (iii) no other material regulatory events or material changes in applicable taxes or duty rates, (iv) no other material investments associated with the entry into new markets and no material change in The Stars Group’s current estimate of its aggregate addressable U.S. market size of approximately 23 states and $9.3 billion by 2025, (v) other than as updated below, no further material foreign currency exchange rate fluctuations, particularly against the Euro, Great Britain pound sterling and Australian dollar, (vi) no material impairment or write-down of the assets to which depreciation and amortization relates, (vii) no material change in the prevailing EURIBOR or LIBOR rates as at June 30, 2019 (previously December 31, 2018) and no material adverse impact on applicable hedging counterparties, (viii) no material change in the mix of taxable income by jurisdiction, rate of corporate tax or tax regimes in the jurisdictions in which The Stars Group currently operates; (ix) no material change in the mix of geographies where The Stars Group currently offers its products, and (x) no material change in The Stars Group’s Diluted Shares.

Such guidance, targets and information are also now based on an updated Euro to U.S. dollar exchange rate of 1.12 to 1.00 (previously 1.135 to 1.00), a Great Britain pound sterling to U.S. dollar exchange rate of 1.22 to 1.00 (previously 1.31 to 1.00) and an Australian dollar to U.S. dollar exchange rate of 0.69 to 1.00 (previously 0.712 to 1.00), for the second half of 2019.

Consolidated Financial Statements, Management’s Discussion and Analysis and Additional Information

The Stars Group’s Q2 2019 Financial Statements, Q2 2019 MD&A, and additional information relating to The Stars Group and its business, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and The Stars Group’s website at www.starsgroup.com. The financial information presented in this news releases was derived from the Q2 2019 Financial Statements.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Conference Call and Webcast Details

The Stars Group will host a conference call today, August 12, 2019 at 8:30 a.m. ET to discuss its financial results for the second quarter 2019 and related matters, and provide additional detail with respect to the information in this news release, its webcast presentation and related filings. To access via tele-conference, please dial +1-877-451-6152 or +1-201-389-0879 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1-844-512-2921 or +1-412-317-6671. The Conference ID number is 13693490. To access the webcast please use the following link: http://public.viavid.com/index.php?id=134939.

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The tables below present reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share to net earnings (loss), which is the nearest IFRS measure. For additional information, see "Reconciliations" in the Q2 2019 MD&A.

	Three Months Ended June 30, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	95,502	34,881	(4,325)	(121,429)	4,629

Income tax expense	—	—	—	(21,081)	(21,081)
Net financing charges	—	—	—	(68,245)	(68,245)

Operating income (loss)	95,502	34,881	(4,325)	(32,103)	93,955

Depreciation and amortization	39,377	60,146	9,404	154	109,081
Add (deduct) the impact of the following:
Stock-based compensation	—	—	—	4,726	4,726
(Gains) losses from investments	(463)	44	—	93	(326)
(Recovery) impairment of intangible assets	(1)	2,499	—	—	2,498
Other costs	8,808	3,483	2,113	12,396	26,800
Total adjusting items	8,344	6,026	2,113	17,215	33,698

Adjusted EBITDA	143,223	101,053	7,192	(14,734)	236,734

	Six Months Ended June 30, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	210,085	8,889	(5,463)	(181,224)	32,287

Income tax expense	—	—	—	(7,983)	(7,983)
Net financing charges	—	—	—	(115,222)	(115,222)

Operating income (loss)	210,085	8,889	(5,463)	(58,019)	155,492

Depreciation and amortization	77,356	121,817	18,846	356	218,375
Add (deduct) the impact of the following:
Stock-based compensation	—	—	—	7,462	7,462
(Gains) losses from investments	(530)	44	—	93	(393)
Impairment of intangible assets	11	2,641	—	—	2,652
Other costs	15,641	9,881	2,439	20,540	48,501
Total adjusting items	15,122	12,566	2,439	28,095	58,222

Adjusted EBITDA	302,563	143,272	15,822	(29,568)	432,089

	Three Months Ended June 30, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	125,084	—	(6,501)	(273,407)	(154,824)

Income tax recovery	—	—	—	3,404	3,404
Net financing charges	—	—	—	(160,360)	(160,360)
Net earnings from associates	1,068	—	—	—	1,068

Operating income (loss)	124,016	—	(6,501)	(116,451)	1,064

Depreciation and amortization	35,987	—	8,588	10	44,585
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	95,627	95,627
Stock-based compensation	—	—	—	3,265	3,265
(Gain) loss from investments	(270)	—	5	—	(265)
Impairment of intangible assets	959	—	—	—	959
Other costs	3,775	—	11,397	7,864	23,036
Total adjusting items	4,464	—	11,402	106,756	122,622

Adjusted EBITDA	164,467	—	13,489	(9,685)	168,271

	Six Months Ended June 30, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	271,922	—	(7,629)	(344,756)	(80,463)

Income tax recovery	—	—	—	2,249	2,249
Net financing charges	—	—	—	(198,711)	(198,711)
Net earnings from associates	1,068	—	—	—	1,068

Operating income (loss)	270,854	—	(7,629)	(148,294)	114,931

Depreciation and amortization	73,956	—	9,868	19	83,843
Add the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	110,818	110,818
Stock-based compensation	—	—	—	5,648	5,648
Loss from investments	247	—	—	—	247
Impairment of intangible assets	1,074	—	—	—	1,074
Other costs	4,743	—	10,404	11,585	26,732
Total adjusting items	6,064	—	10,404	128,051	144,519

Adjusted EBITDA	350,874	—	12,643	(20,224)	343,293

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands of U.S. Dollars (except per share amounts)	2019	2018	2019	2018
Net earnings (loss)	4,629	(154,824)	32,287	(80,463)
Income tax expense (recovery)	21,081	(3,404)	7,983	(2,249)
Earnings (loss) before income taxes	25,710	(158,228)	40,270	(82,712)
Add (deduct) the impact of the following:
Interest accretion	14,088	9,029	22,357	21,080
Loss on debt extinguishment	—	124,976	—	124,976
Re-measurement of contingent consideration	(3,335)	3,697	(12,713)	3,697
Re-measurement of embedded derivative	(12,200)	—	(34,800)	—
Unrealized foreign exchange (gain) loss on financial instruments associated with financing activities	(292)	—	1,340	—
Ineffectiveness on cash flow hedges	5,708	—	7,564	—
Acquisition-related costs and deal contingent forwards	—	95,627	—	110,818
Amortization of acquisition intangibles	87,789	31,482	177,744	62,858
Stock-based compensation	4,726	3,265	7,462	5,648
Gain from investments and earnings from associates	(326)	(1,333)	(393)	(821)
Impairment of intangible assets	2,498	959	2,652	1,074
Other costs	26,800	23,036	48,501	26,732
Adjust for income tax expense	(13,697)	(1,487)	(16,915)	(3,565)
Adjusted Net Earnings	137,469	131,023	243,069	269,785
Adjusted Net Earnings attributable to
Shareholders of The Stars Group Inc.	136,584	129,237	241,410	269,469
Non-controlling interest	885	1,786	1,659	316

Diluted Shares	282,399,213	215,380,175	278,181,337	212,449,078
Adjusted Diluted Net Earnings per Share	0.48	0.60	0.87	1.27

The table below presents certain items comprising “Other costs” in the reconciliation tables above:

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands of U.S. Dollars	2019	2018	2019	2018
Integration costs of acquired businesses	4,899	11,467	12,922	11,467
Financial expenses	1,083	4,330	2,113	2,049
Restructuring expenses	2,320	1,426	6,229	2,058
AMF, foreign payments and other investigation and related professional fees	6,511	2,875	9,220	4,659
Lobbying (U.S. and Non-U.S.) and other legal expenses	3,290	2,665	6,562	5,658
Professional fees in connection with non-core activities	8,643	102	10,463	553
Retention bonuses	—	117	—	234
(Gain) loss on disposal of assets	(393)	41	(393)	41
Other	447	13	1,385	13
Other costs	26,800	23,036	48,501	26,732

The table below presents a reconciliation of Free Cash Flow to net cash flows from operating activities, which is the nearest IFRS measure:

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands of U.S. Dollars	2019	2018	2019	2018
Net cash inflows from operating activities	173,208	164,011	283,593	296,080
Customer deposit liability movement	12,995	(14,090)	(2,346)	(13,901)
	186,203	149,921	281,247	282,179
Capital expenditure:
Additions to deferred development costs	(18,887)	(9,759)	(39,033)	(16,190)
Additions to property and equipment	(4,131)	(5,676)	(8,178)	(9,261)
Additions to intangible assets	(13,971)	(9,415)	(18,505)	(11,842)
Interest paid	(50,524)	(34,790)	(142,285)	(66,278)
Debt servicing cash flows (excluding voluntary prepayments)	(13,870)	(5,425)	(25,939)	(11,493)
Free Cash Flow	84,820	84,856	47,307	167,115

The table below presents a reconciliation of Net Debt:

In thousands of U.S. Dollars	As at June 30, 2019
Current portion of long-term debt	35,750
Long-term debt	5,053,165
Less: Cash and cash equivalents - operational	339,239
Net Debt	4,749,676

The table below presents a reconciliation of The Stars Group’s updated 2019 financial guidance ranges for Adjusted EBITDA and Adjusted Diluted Net Earnings per Share to their corresponding 2018 historical balances. Reconciliations of such 2018 historical balances to their nearest non-IFRS measures are as presented in the news release issued by The Stars Group on March 6, 2019, under the heading “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

	2018 Actual	2019 Full Year Guidance	2019 Full Year Guidance
In millions of U.S. Dollars (except per share amounts)		Low[1]	High[1]
Operating Income (loss)	253	330	355

Depreciation and amortization	283	450	430
Add (deduct) the impact of the following:
Adjusting items[2]	136	10	20
Other costs[3]	109	115	125
Total Adjustments	245	125	145

Adjusted EBITDA	781	905	930

Depreciation and amortization[4]	41	85	75
Interest[5]	184	290	280
Taxes[6]	22	50	53
Adjusted Net Earnings	534	480	522

Adjusted Net Earnings attributable to
Shareholders of Stars Group Inc.	531	475	518
Non-controlling Interest	3	5	4

Diluted Shares	243	283	283
Adjusted Diluted Net Earnings per Share	2.19	1.68	1.83
_____________________________
1 For relevant assumptions, see above under “2019 Updated Financial Guidance”. Note that certain reconciling or adjusting items and costs for 2019 cannot be projected or predicted with reasonable certainty without unreasonable effort due to a number of factors, including variability from potential foreign exchange fluctuations impacting financial expenses, the nature and timing of other non-recurring or one-time costs (such as impairment of intangibles assets and certain professional fees), which could vary materially based on actual events or transactions or unknown or unpredictable variables, as well as the typical variability arising from the preparation and completion of annual financial statements, including, without limitation, certain income tax provision accounting, annual impairment testing and other accounting matters. Other adjusting items and costs (such as stock-based compensation, acquisition and integration-related costs, operational efficiency-related costs and other strategy-related expenses) may otherwise reveal commercially or competitively sensitive information. The Stars Group has also not provided a reconciliation of the non-IFRS measures to the nearest IFRS measures included in its updated full year 2019 guidance provided in this news release because of these reasons.
2 With respect to the relevant adjusting items for 2018, see the Adjusted EBITDA reconciliation in the news release issued by The Stars Group on March 6, 2019, under the heading “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”. With respect to 2019, The Stars Group currently expects to incur and adjust for substantially similar items as it did in 2018 except for “acquisition-related costs and deal contingent forwards”, which related to the acquisitions of Sky Betting & Gaming and BetEasy and comprised the majority of such adjusting items in that year.
3 With respect to the Other costs for 2018, see the "Other costs" reconciliation in the news release issued by The Stars Group on March 6, 2019, under the heading “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”. With respect to 2019, The Stars Group currently expects to incur and adjust for substantially similar costs as it did in 2018.
4 “Depreciation and amortization” means total depreciation and amortization, excluding amortization of acquisition intangibles, which is not adjusted for in this measure.
5 “Interest” means total net financing charges, including interest on long term debt and other interest (income) expense but excluding interest accretion, ineffectiveness on cash flow hedges, re-measurement of deferred contingent consideration, and re-measurement of embedded derivatives, each of which is not adjusted for in this measure.
6 “Taxes” means total income tax expense, excluding the impact of tax on “Adjusting items” and “Other costs” included in the calculation of Adjusted EBITDA for each period.

For additional information on The Stars Group’s non-IFRS measures, see the Q2 2019 MD&A, including under the headings “Management’s Discussion and Analysis”, “Non-IFRS Measures, Key Metrics and Other Data”, “Segment Results of Operations” and “Reconciliations”.

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 21 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as certain future operational and growth plans and strategies, and certain financial items relating to the full year 2019 results. Forward-looking statements and information can, but may not always, be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "would", "should", "believe", "objective", "ongoing", "imply", "assumes", "goal", "likely" and similar references to future periods or the negatives of these words or variations or synonyms of these words or comparable terminology and similar expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group and its customers, partners, suppliers and industries in which it operates or may operate in the future. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: customer and operator preferences and changes in the economy; reputation and brand growth; competition and the competitive environment within addressable markets and industries; macroeconomic conditions and trends in the gaming and betting industry; ability to predict fluctuations in financial results from quarter to quarter; ability to mitigate tax risks and adverse tax consequences, including, without limitation, changes in tax laws or administrative policies relating to tax and the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; The Stars Group’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; impact of inability to complete future or announced acquisitions or to integrate businesses successfully, including, without limitation, Sky Betting & Gaming and BetEasy; contractual relationships of The Stars Group with FOX Corporation and Sky plc and/or their respective subsidiaries; an ability to realize all or any of The Stars Group’s estimated synergies and cost savings in connection with acquisitions, including, without limitation, the acquisition of Sky Betting & Gaming and the Australian acquisitions; ability to mitigate foreign exchange and currency risks; legal and regulatory requirements; potential changes to the gaming regulatory framework, including without limitation, those that may impact The Stars Group’s ability to access and operate in certain jurisdictions, whether directly or through arrangements with locally based operators; the heavily regulated industry in which The Stars Group carries on its business; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate and market its product offerings, including difficulties or delays in the same; social responsibility concerns and public opinion; protection of proprietary technology and intellectual property rights; intellectual property infringement or invalidity claims; and systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information. These factors are not intended to represent a complete list of the factors that could affect The Stars Group; however, these factors as well as other applicable risks and uncertainties include, but are not limited to, those identified in its most recently filed annual information form, including under the heading "Risk Factors and Uncertainties", and in its most recently filed management’s discussion and analysis, including under the headings "Caution Regarding Forward-Looking Statements", "Risk Factors and Uncertainties" and "Non-IFRS Measures, Key Metrics and Other Data", each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make in the future with applicable securities authorities in the future, should be considered carefully. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information in this news release are expressly qualified by this cautionary statement. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS Measures

This news release references non-IFRS financial measures. The Stars Group believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial and operational performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business, identifying and evaluating trends, and making decisions. The Stars Group believes that such non-IFRS financial measures provide useful information about its underlying, core operating results and trends, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to metrics and measures used by management in its financial and operational decision-making.

Although management believes these non-IFRS financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. They are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies any may not be comparable to similar meanings prescribed by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. In addition to QNY, which is defined below under "Key Metrics and Other Data",
The Stars Group provides the following non-IFRS measures in this news release:

Adjusted EBITDA means net earnings before financial expenses, income tax expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation tables under "Reconciliation of Non-IFRS Measures to Nearest IFRS Measures" above.

Adjusted EBITDA Margin means Adjusted EBITDA as a proportion of total revenue.

Adjusted Net Earnings means net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocations following acquisitions, stock-based compensation, restructuring, net earnings (loss) on associate, and certain other items. In addition, as previously disclosed, The Stars Group makes adjustments for (i) the re-measurement of contingent consideration, which was previously included in, and adjusted for through, interest accretion, but starting with The Stars Group’s interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2018 (the “Q3 2018 Financial Statements”), it is a separate line item, (ii) the re-measurement of embedded derivatives and ineffectiveness on cash flow hedges, each of which were new line items in the Q3 2018 Financial Statements, and (iii) certain non-recurring tax adjustments and settlements. Each adjustment to net earnings is then adjusted for the tax impact, where applicable, in the respective jurisdiction to which the adjustment relates. Adjusted Net Earnings and any other non-IFRS measures used by The Stars Group that relies on or otherwise incorporates Adjusted Net Earnings that was reported for previous periods have not been restated under the updated definition on the basis that The Stars Group believes that the impact of the change to those periods would not be material.

Adjusted Diluted Net Earnings per Share means Adjusted Net Earnings attributable to the Shareholders of The Stars Group Inc. divided by Diluted Shares. Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, other equity-based awards such as warrants and any convertible preferred shares of The Stars Group then outstanding. The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. Diluted Shares used in the calculation of diluted earnings per share may differ from diluted shares used in the calculation of Adjusted Diluted Net Earnings per Share where the dilutive effects of the potential Common Shares differ. See note 8 in the Q2 2019 Financial Statements. For the three and six months ended June 30, 2019, Diluted Shares used for the calculation of Adjusted Diluted Net Earnings per Share equaled 282,399,213 and 278,181,337, respectively, compared with 215,380,175 and 212,449,078 for the prior year periods, respectively.

Constant Currency Revenue means IFRS reported revenue for the relevant period calculated using the applicable prior year period’s monthly average exchange rates for its local currencies other than the U.S. dollar. Currently, The Stars Group provides Constant Currency Revenue for the International segment and its applicable lines of operations. It does not currently provide Constant Currency Revenue for the United Kingdom and Australia segments because The Stars Group does not yet have full reported comparative periods for these segments as a result of the respective acquisition dates of Sky Betting & Gaming and BetEasy, and with respect to BetEasy, the Corporation had not yet completed the previously announced migration of the former William Hill Australia customers onto the BetEasy platform. The Corporation intends to provide information on the impact of foreign exchange rates for these segments either individually or on a consolidated basis when applicable reported comparative period information is available that the Corporation believes would be reasonably comparable to the current periods as noted above.

Free Cash Flow means net cash flows from operating activities after adding back customer deposit liability movements and after capital expenditures and debt servicing cash flows (excluding voluntary prepayments).

Net Debt means total long-term debt less operational cash.

For additional information on certain of The Stars Group’s non-IFRS measures and the reasons why it believes such measures are useful, see above and the Q2 2019 MD&A, including under the headings “Management’s Discussion and Analysis”, “Non-IFRS Measures, Key Metrics and Other Data”, “Segment Results of Operations” and "Reconciliations".

Key Metrics and Other Data

The Stars Group provides the following key metrics in this news release:

QAUs for the International and Australia reporting segments means active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with The Stars Group at any time, and (ii) generated real-money online rake or placed a real-money online bet or wager during the applicable quarterly period. The Stars Group defines “active unique customer” as a customer who played or used one of its real-money offerings at least once during the period, and excludes duplicate counting, even if that customer is active across multiple lines of operation (Poker, Gaming and/or Betting, as applicable) within the applicable reporting segment. The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

QAUs for the United Kingdom reporting segment (which currently includes the Sky Betting & Gaming business operations only) means active unique customers (online and mobile) who have settled a Stake (as defined below) or made a wager on any betting or gaming product within the applicable quarterly period. The Stars Group defines "active unique customer" for the United Kingdom reporting segment as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across more than one line of operation.

QNY means combined revenue for its lines of operation (i.e., Poker, Gaming and/or Betting, as applicable) for each reporting segment, excluding Other revenue, as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period.

Net Deposits for the International segment means the aggregate of gross deposits or transfer of funds made by customers into their real-money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into The Stars Group’s play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

Stakes means betting amounts wagered on The Stars Group’s applicable online betting product offerings, and is also an industry term that represents the aggregate amount of funds wagered by customers within the betting line of operation for the period specified.

Betting Net Win Margin means Betting revenue as a proportion of Stakes.

The Stars Group is also continuing the process of integrating its recent acquisitions, as applicable, and implementing its recently changed operating and reporting segments, and once complete, The Stars Group may revise or remove currently presented key metrics or report certain additional or other measures in the future.

For additional information on The Stars Group’s key metrics and other data, see the Q2 2019 MD&A, including under the headings “Non-IFRS Measures, Key Metrics and Other Data” and “Segment Results of Operations”.

For investor relations and media inquiries, please contact:
Vaughan Lewis
Senior Vice President, Communications
Tel: +1 437-371-5730
ir@starsgroup.com
press@starsgroup.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands of U.S. Dollars (except per share and share amounts)	2019	2018	2019	2018
Revenue	637,618	411,512	1,218,002	804,403
Cost of revenue (excluding depreciation and amortization)	(173,910)	(83,637)	(336,546)	(163,901)
Gross profit (excluding depreciation and amortization)	463,708	327,875	881,456	640,502
General and administrative	(276,440)	(262,786)	(535,797)	(404,093)
Sales and marketing	(79,915)	(54,899)	(164,258)	(104,317)
Research and development	(13,398)	(9,126)	(25,909)	(17,161)
Operating income	93,955	1,064	155,492	114,931
Gain (loss) on re-measurement of deferred contingent payment	3,335	(3,697)	12,713	(3,697)
Gain on re-measurement of embedded derivative	12,200	—	34,800	—
Unrealized foreign exchange gain (loss) on financial instruments associated with financing activities	292	—	(1,340)	—
Other net financing charges	(84,072)	(156,663)	(161,395)	(195,014)
Net financing charges	(68,245)	(160,360)	(115,222)	(198,711)
Net earnings from associates	—	1,068	—	1,068
Earnings (loss) before income taxes	25,710	(158,228)	40,270	(82,712)
Income tax (expense) recovery	(21,081)	3,404	(7,983)	2,249
Net earnings (loss)	4,629	(154,824)	32,287	(80,463)
Net earnings (loss) attributable to
Shareholders of The Stars Group Inc.	4,757	(153,645)	32,670	(78,194)
Non-controlling interest	(128)	(1,179)	(383)	(2,269)
Net earnings (loss)	4,629	(154,824)	32,287	(80,463)
Earnings (loss) per Common Share (U.S. dollars)
Basic	$0.02	($1.01)	$0.12	($0.52)
Diluted	$0.02	($1.01)	$0.12	($0.52)
Weighted average Common Shares outstanding (thousands)
Basic	281,689	152,788	277,557	150,523
Diluted	282,399	152,788	278,181	150,523

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at June 30,	As at December 31,
In thousands of U.S. Dollars	2019	2018
ASSETS
Current assets
Cash and cash equivalents - operational	339,239	392,853
Cash and cash equivalents - customer deposits	326,628	328,223
Total cash and cash equivalents	665,867	721,076
Restricted cash advances and collateral	9,239	10,819
Prepaid expenses and other current assets	45,296	43,945
Current investments - customer deposits	105,196	103,153
Accounts receivable	121,190	136,347
Income tax receivable	25,074	26,085
Total current assets	971,862	1,041,425
Non-current assets
Restricted cash advances and collateral	10,677	10,630
Prepaid expenses and other non-current assets	31,605	32,760
Non-current accounts receivable	15,418	14,906
Property and equipment	139,532	85,169
Income tax receivable	24,686	15,611
Deferred income taxes	8,405	1,775
Derivatives	62,518	54,583
Intangible assets	4,590,758	4,742,699
Goodwill	5,256,819	5,265,980
Total non-current assets	10,140,418	10,224,113
Total assets	11,112,280	11,265,538
LIABILITIES
Current liabilities
Accounts payable and other liabilities	439,349	424,007
Customer deposits	421,084	423,739
Current provisions	29,556	39,189
Derivatives	10,051	16,493
Income tax payable	60,419	72,796
Current portion of lease liability	18,764	—
Current portion of long-term debt	35,750	35,750
Total current liabilities	1,014,973	1,011,974
Non-current liabilities
Lease liability	44,121	—
Long-term debt	5,053,165	5,411,208
Long-term provisions	3,637	4,002
Derivatives	40,675	6,068
Other long-term liabilities	—	79,716
Income tax payable	11,659	18,473
Deferred income taxes	574,392	580,697
Total non-current liabilities	5,727,649	6,100,164
Total liabilities	6,742,622	7,112,138
EQUITY
Share capital	4,355,902	4,116,287
Reserves	(525,270)	(469,629)
Retained earnings	535,431	502,761
Equity attributable to the Shareholders of The Stars Group Inc.	4,366,063	4,149,419
Non-controlling interest	3,595	3,981
Total equity	4,369,658	4,153,400
Total liabilities and equity	11,112,280	11,265,538

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
In thousands of U.S. Dollars	2019	2018
Operating activities
Net earnings (loss)	32,287	(80,463)
Add (deduct):
Income tax expense (recovery) recognized in net earnings (loss)	7,983	(2,249)
Net financing charges	115,222	198,710
Depreciation and amortization	218,375	83,843
Stock-based compensation	7,462	5,948
Unrealized loss on foreign exchange	656	68,996
Unrealized gain on investments	(485)	(164)
Impairment of property and equipment and intangible assets	2,652	1,074
Net earnings from associates	—	(1,068)
Realized (gain) loss on current investments and promissory note	(292)	28
Income taxes paid	(46,512)	(15,772)
Changes in non-cash operating elements of working capital	(57,433)	18,525
Customer deposit liability movement	2,346	13,901
Other	1,332	4,771
Net cash inflows from operating activities	283,593	296,080
Investing activities
Acquisition of subsidiaries, net of cash acquired	—	(310,563)
Additions to intangible assets	(18,505)	(11,842)
Additions to property and equipment	(8,178)	(9,261)
Additions to deferred development costs	(39,033)	(16,190)
Net (purchase) sale of investments utilizing customer deposits	(2,043)	16,044
Settlement of minimum revenue guarantee	(675)	(2,713)
Net investments in associates	—	1,068
Other	(356)	(1,137)
Net cash outflows from investing activities	(68,790)	(334,594)
Financing activities
Issuance of Common Shares	235,963	646,000
Transaction costs on issuance of Common Shares	—	(24,225)
Issuance of Common Shares in relation to stock options	1,784	27,627
Issuance of long-term debt	—	425,041
Repayment of long-term debt	(367,875)	(106,493)
Transaction costs on long-term debt	—	(23,061)
Repayment of lease liability principal	(8,064)	—
Interest paid	(142,285)	(66,278)
Acquisition of further interest in subsidiaries	—	(48,240)
Proceeds on loan issued to the holders of non-controlling interest	4,894	30,918
Net cash (outflows) inflows from financing activities	(275,583)	861,289
(Decrease) increase in cash and cash equivalents	(60,780)	822,775
Unrealized foreign exchange difference on cash and cash equivalents	5,571	(6,090)
Cash and cash equivalents – beginning of period	721,076	510,323
Cash and cash equivalents – end of period	665,867	1,327,008